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EXHIBIT 99.4(b)

Qualified Plan Loan Endorsement
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                        QUALIFIED PLAN LOAN ENDORSEMENT


This Endorsement is part of your Contract and should be attached to it.

CONTRACT LOANS

If your Contract is issued under a Qualified Plan under Code Section 401(a), 401(k), 403(a) or 403(b) and your Qualified Plan permits, you may request a loan of all or part of the Loan Amount under the Contract.

Loan Procedures -- Your loan request must be submitted on our Loan Request Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Date. If approved, your loan will be effective as of the end of the Business Day on which we receive the loan request in good form. We will normally forward proceeds of your loan to you within seven days after the effective date of your loan. A $500 loan administrative fee will be deducted from your loan proceeds.

Loan Account -- On the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the Loan Account. We will transfer amounts to the Loan Account proportionately from your Investment Options, based on your Account Value in each. We will credit interest on amounts in the Loan Account at a rate equal to an annual rate that is two percentage points lower than the annual loan interest rate charged on your Contract Debt. Interest earned will accrue daily beginning on the day following the effective day of the loan. The interest credited will be transferred from the Loan Account to the Investment Options once a year according to your most recent allocation instructions.

As your loan is repaid, the amount of the repayment, (other than a partial withdrawal to effect a loan repayment), will be transferred back to your Investment Options, in the same proportion as your most recent allocation instructions.

Loan Terms -- Each loan must be for at least $1,000. You may have only one loan outstanding at any time. You may not borrow more than the lesser of:

    .  50% of your Contract Value; or

    . $50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan.

You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Qualified Plans, the amount you may borrow may be further restricted.

Loan Interest Rate -- You will be charged interest on your Contract Debt at an annual rate, set at the time the loan is made, equal to the higher of :

    .  the Moody's Corporate Bond Yield Average-Monthly Average
       Corporates, as published by Moody's Investors Service, Inc., or its successor, for the calendar quarter immediately preceding the calendar month in which the loan is effective; or

    .  5%.

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Interest charged will accrue daily beginning on the day your loan is effective.
We will notify you of the current Loan Interest Rate when you make a loan on your Contract.

In the event that the Moody's Corporate Bond Yield Average-Monthly Average Corporates is no longer published, we will use a substantially similar average as established by regulation within the state in which this Contract is delivered.

Repayment Terms -- Adverse tax consequences may result if you fail to meet the repayment requirements for your loan. You must repay principal and interest of any loan within five years after its effective date. If you have certified to us that your loan proceeds will be used to acquire a principal residence for yourself, you may request a loan for thirty years. In either case, however, you must repay your loan prior to your Annuity Date.

Your loan, including principal and accrued interest, must be repaid in quarterly installments. An installment will be due each quarter on the date corresponding to your loan effective date, beginning with the first such date following the effective date of your loan. You may prepay your loan at any time. If you prepay your entire outstanding principal, we will bill you for any accrued interest. Your loan will be considered repaid only when the interest due has also been paid.

If we do not receive the repayment by the day it is due, a partial withdrawal equal to the repayment amount due and any applicable withdrawal fee and or charge will be made from the Contract and paid to us. We will deduct the portion of the partial withdrawal equal to the unpaid principal amount due from the Loan Account. We will deduct the portion equal to the interest due and any withdrawal fee and or charge imposed from your Account Value in the Investment Options on a proportionate basis based on your relative Account Value in each Investment Option.

We will treat all payments you send us as purchase payments unless you specifically indicate that your payment is a loan repayment. Any repayments in excess of the amount then due will be applied first, to your outstanding principal, and then to accrued interest.

We reserve the right to amend the provisions of this rider in order to comply with changes in the Code or changes in interpretations of the code.


Pacific Mutual Life Insurance Company


Chairman and Chief Executive Officer      Secretary

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